CERTIFICATIONS

The undersigned officers of Bank of Montreal (the “Bank”), hereby certify that, to his or her knowledge, (a) the quarterly report for the period ended January 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Dated: February 24, 2004	/s/ F. Anthony Comper

F. Anthony Comper
Chief Executive Officer

Dated: February 24, 2004	/s/ Karen E. Maidment

Karen E. Maidment
Chief Financial Officer